Domestic paper makes the difference

São Paulo, October 15, 2004: VOTORANTIM CELULOSE E PAPEL S.A. (VCP) (NYSE: VCP; BOVESPA: VCPA4), one of Latin America's largest producers of pulp and paper, reported today for third quarter 2004. The operational and financial information in this release, except where otherwise stated, is presented in consolidated numbers and in accordance with US GAAP. Comparisons are with third quarter 2003 (3Q03), except where otherwise stated.

VCP Finance and Investor Relations Director Valdir Roque said: "In 3Q04 the global pulp market weakened by more than was to be expected from the seasonal pattern. Lower producer discipline, and the delay by Chinese and European purchasers in returning to the market, affected the balance between supply and demand and reduced prices. Meanwhile, offsetting this effect, the local Brazilian economy maintained its positive momentum – with growth in GDP, high exports, a surplus in its external accounts, improvement in economic activity indicators, the FX rate maintained, inflation under control and a strong primary surplus.

"In this context", Mr. Roque explained, "even reducing pulp sales (mainly due to the mismatch between demand and logistics for Asia in September, and also due to greater integrated use of our own pulp for paper production), VCP succeeded in combining greater paper volumes in the domestic market with higher added value and better prices, offsetting most of the effect of the fall in exports. The recovery in the domestic economy enabled us to achieve domestic paper volume 23% higher than in 3Q03, with a mix of higher added value: the percentage of revenue provided by from domestic sales of coated and specialty papers increased from 58.3% of our total domestic paper revenue in 2Q04 (and 59.8% in 3Q03) to 60.4% in 3Q04."

On the quarter's results, Mr. Roque commented: "VCP's net sales revenue was 15% higher than in 3Q03, led by a strong 26% increase in domestic market volumes. 3Q04 Ebitda, at US$ 98 million, was 17% more than in 3Q03, but 9% less than in 2Q04. Ebitda margin was 41%, in comparison with Ebitda margin of 41% in 3Q03 and 43% in 2Q04. Even so, net income was US$70 million, 13% more than in 3Q03, but 18% lower than in 2Q04."

Main financial indicators

In US$ million	3Q04	3Q03	3Q04/3Q03
Net operating revenue	237	206	15%
Domestic market	140	111	26%
Exports	97	95	2%
Operating income	76	66	15%
Net income	70	62	13%
Earnings per ADR[1]	0.92	0.81	14%
Ebitda	98	84	17%

.1 Does not take into account shares held in Treasury.

Executive Summary 3Q04 x 2Q04

Pulp revenue	**-23%**
Volume	-18%
Price/Mix	-6%
Others	1%

Paper revenue	**7%**
Volume	-1%
Price/Mix	8%

COGS(*)	**-3%**
Volume	-10%
Pulp	-18%
Paper	-1%
Unit cost/Mix	8%
Others	-1%

(*) without effects of depreciation expenses

Selling & Marketing	**-7%**
Volume	-10%
Unit price/Mix	4%
Others	-1%
General & Administrative	**10%**

107.4
43,3 %
EBITDA
2nd Quarter_04
8.7
-
Volume
Paper 2,4
Pulp (11,1)
1.5
+
Price
Paper 6,0
Pulp (4,5)
1.6
-
Cogs
Unit Price
Variation
Net of
depreciation
and depletion
2.4
+
S&M
1.0
-
G&A
1.3
-
Others
0.8
-
Exchange
Variation
97.9
41,4 %
EBITDA
3rd Quarter_04

(*) Ebitda margin
(**) Amounts expressed in US$ Million

457.3
39%(*)
Net Debt
2nd Quarter,
2004
97.9
-
Ebitda
26.4
+
Operational
assets and
liabilities
variation
49.3
+
Capex
6.5
+
Income
tax
3.1
+
Financial
result
1.0
-
Sales of
treasury
stocks
1,4
-
Others
442,3
33%(*)
Net Debt
3rd Quarter, 2004

(*) Net Debt/Shareholders equity
(**) Amounts expressed in US$ Million

Net sales revenue, and sales volume

VCP's sales revenue in 3Q04 was 15% higher than in 3Q03, reflecting sales volume 9% higher due to a strong 26% increase in sales in the local market. Average price in US dollars was 5% higher, mainly the result of a 5% increase in the average price of papers sold. VCP's total sales volume was 10% lower than in 2Q04 – reflecting, together with a 6% increase in average price, net sales revenue 5% lower. The reduction in total volume reflected the reduction in exports, of both paper and pulp, which were reallocated to meet the strong demand from the local market. The prime reason for lower pulp exports was the mismatch between demand and logistics for Asia in September, and the need for more integration to produce paper. Average price was led by better prices of papers (+8%), which fully offset the 6% fall in the average price of pulp.

Revenue from paper as a percentage of total revenue increased to 68%, compared with 65% in 3Q03, while pulp revenue was reduced from 35% in 3Q03 to 32%. The increase reflects the recovery in the domestic economy, with domestic sales of paper products increasing, especially those with higher added value. In 2Q04 this ratio was 61%:39%. In sales volume, too, paper increased to 49% of the total, reducing pulp volume to 51% – for the same reasons.

Also, due to the increased percentage of paper in the product mix, export volume in 3Q04, at 56% of total sales volume, was significantly lower than its ratio of 62% in 3Q03. Indeed, this percentage declined, over the year, from 70% in 1Q04 to 64% in 2Q04, before falling to 56% in the third quarter. The main driver of VCP in the 3Q04 was the recovery in the local market for papers, and also on seeking added value – taking into account the lower volume of market pulp.

PAPER VS. PULP: REVENUE BREAKDOWN %

Pulp

Revenue from pulp sales was 5% higher in 3Q04, at US$ 75 million, reflecting a 5% increase in volumes, mainly caused by the recovery in the domestic market, and a 1% increase in average prices. Sales volume in the quarter was 162,000 tons. Sales revenue was a significant 23% lower than in 2Q04, due to the combined effect of average prices 6% lower and volume 18% lower, caused by the mismatch between logistics and the orders from our clients and the greater integration of pulp into our paper production.

There were successive reductions in international pulp prices over the quarter. China, the main Asian market, took advantage of the combination of high initial inventories and the seasonal low period to reduce its purchase volumes and resist rebuilding of inventories. Also, European markets resisted to paper prices increases, which pressure their margins, and reduces their demand to rebuild pulp inventories after the summer holidays. In Asia, the price per ton of eucalyptus pulp fell from US$530 at the end of the previous quarter to US$450 at the end of 3Q04, with continuing pressure for discounts. In Europe this change was from US$550 to US$490, and in the US, from US $595 to US$555.

The mismatch between demand and logistics from the Asian market – which postponed shipments - temporarily increased the level of our inventories to 48 days at the end of 3Q04 – from only 28 days at the beginning of the quarter. However, this market scenario enabled VCP to rebuild its inventories even with greater demand for integration of pulp into its own production of paper, and also in spite of some difficulty in bringing its equipment back to normal production levels after the maintenance stoppage at the end of the previous quarter. The expected trend is that our pulp inventories will be back to reasonable levels along 4Q04. Whether or not we can project a resumption of the cycle of price increases will depend on demand in the large economic blocs and, in some circumstances, on greater producer discipline.

Pulp Domestic market: Domestic market pulp sales volume were 44% higher than in 3Q03, due to the strong recovery in the local economy, combined with low inventories at most clients. Average price CIF in the domestic market was R$ 1,290 per ton in 3Q04, compared with R$ 1,319 per ton in 3Q03.

Pulp Export market: Volume was flat compared to the 3Q03. The growth in output as the learning curve progressed on the new pulp plant was directed: (i) to the local market, which was more active, and (ii) to greater integration into our own production of papers; we also increased our level of inventories, mainly due to the mismatch between logistics and orders from Chinese clients at the end of the quarter (these shipments took place at the beginning of the fourth quarter). Average pulp export price was 2% higher in US dollars.

Paper

Revenue, at US$ 162 million, was 20% higher than in 3Q03 and set a new record for VCP, on local sales volume 23% higher, with export volume being reduced by 5% to enable us to meet the larger domestic market demand. This, and improvements in the mix of clients and products, resulted in average price 5% higher than in 3Q03. Total sales volume in the quarter was 157,000 tons. In comparison to 2Q04, paper sales revenue was 7% higher, on average price 8% higher, with increases in all the relevant market segments other than domestic cut size paper, where we faced stronger competition.

Compared to 3Q03 there was a change in the paper product mix, with a lower proportion of uncoated papers and an increase in sales with higher added value, primarily coated and specialty papers, with higher volumes and prices. In relation to 2Q04, also, there was higher added value, with proportionately less uncoated papers (more used in exports) and an increase in coated papers (sold mainly in the local market) – due to the recovery in the domestic market.

Sales volume of coated papers was a higher percentage than in both 3Q03 and 2Q04, with an increase in both local and export sales –the proportional volume of uncoated papers being reduced as we gave priority to growth with higher added value. This change in the mix is made possible by our flexibility to adapt to market demands. With this characteristic – of operating in both the pulp and paper markets, and being able to alternate positions between the domestic market and exports – VCP continues to show its ability to neutralize the effects of cyclical movements in any market segment, or currency.

Domestic paper market: Domestic paper sales volume was higher than in both 3Q03 and 2Q04 – indicating not only a seasonal improvement but also a clear recovery in the local economy, with greater demand in all segments: uncoated, coated, chemical papers and specialty papers. Average price of papers in the domestic market was 5% greater in Reais (7% in US dollar terms) than in 2Q04, increasing in all the market segments, except cut size paper – and was 2% higher on average than in 3Q03.

Uncoated papers: Domestic sales volume of printing and writing papers was a significant 29% higher than in 3Q03, as a result of the recovery in the economy, a highlight being the notebook segment, with prices 3% higher year-on-year and 8% higher than in 2Q04 in Reais (4% and 11% respectively in US dollar terms). Domestic sales of cut size paper were 10% higher in volume, but only 4% higher in net sales revenue, since a more aggressive attitude by competitors prevented an increase in prices – which remained low: 5% below their level of 3Q03 and 1% higher than in 2Q04 in US dollars.

Coated papers: Prices improved 3% year-on-year and 5% quarter-on-quarter in US dollar terms, while volumes were 31% higher than in 3Q03 – and 18% higher than in 2Q04 – due to higher demand in all the segments, especially distribution, promotional printing and industrial papers.

Chemical papers: Volume was 10% up on 3Q03, mainly in forms and point-of-sale papers, and average prices were 6% higher. Compared to 2Q04, volumes were 5% higher, and average prices 5% higher.

Paper Exports: Export sales volume was 5% lower than in 3Q03, especially in uncoated papers in rolls and sheets (70% lower), as we aimed to serve the higher domestic market demand; and compared to 2Q04 there was a considerable (16%) reduction in export volume, to enable us to meet the greater local demand. Average export price CIF was US$828 per ton, compared with US$772 per ton in 3Q03, mainly due to the better mix of products and markets, and the recent recoveries in uncoated paper prices in the US and Latin America.

Cash cost of pulp (*)
Our pulp cash production cost in 3Q04 was US$154/ton, 1% lower than in 2Q04. The reduction basically reflected the reduction in average transport radius – due to lower volume of wood brought from third parties, partially offset by the Real appreciation (2% on average) in the quarter. Compared to the 3Q03 it was 11% lower, mainly reflecting the maintenance stoppage of the Jacareí plant in 3Q03 – in 2004 this shutdown took place in the second quarter.

(*) Here, we present cash cost without including

Depletion and depreciation.

Operational result

VCP's gross profit in 3Q04 was US$ 115 million, 19% more than in 3Q03, with gross margin of 49%, higher than the 47% gross margin of 3Q03, but lower than the 50% gross margin of 2Q04. The improvement over 3Q03 basically reflects an increase in product prices, with a higher-added-value mix, and higher sales volumes (especially in the domestic market); and also the positive effect of the increase in the average exchange rate on our costs denominated in Reais. Average cost per ton sold was 2% higher, again reflecting the richer product mix, and also the increase in some costs, including labor – partially offset by scale gains. The fall in gross margin from the previous quarter mainly reflects the fall in pulp prices and volumes, and the negative effect of the lower FX rate on our costs denominated in Reais – partially offset by higher paper sales volumes, with higher added value, in the domestic market, and also the recent increases in the prices of papers.

Selling expenses in 3Q04, at US$ 26 million, were US$ 5 million higher than in 3Q03, mainly due to the moderated increases in prices of international freight in dollars. Selling expenses were 11% of net sales revenue, compared with 10% in 3Q03.

General and administrative expenses, at 4%, were the same proportion of net sales as in 3Q03 as the increase in net sales was accompanied by increased expenses, especially the effect of the 17.6% increase in salaries agreed in the October 2003 annual wage negotiation, and outsourced services. In absolute terms administrative expenses were US$ 1 million higher.

Operating income before financial expenses and equity income was US$76 million, 15% higher than in 3Q03 (US$ 66 million), but 13% lower than in 2Q04 (US$ 87 million). The year-on-year improvement basically reflected higher volumes and sale prices – partially compensated by the increase in costs and selling expenses, and also by the October 2003 salary increase.

These factors resulted in 3Q04 Ebitda of US$ 98 million, up US$ 14 million year-on-year, with Ebitda margin (on net revenue) of 41%, the same as in 3Q03. Ebitda was US$ 9 million lower than in 2Q04, when Ebitda margin was 43%.

Financial revenue (expenses)

Our net debt was US$ 442 million on September 30, 2004, US$ 15 million lower than June 30, 2004 since the cash generation fully offset capital expenditures (including forestry) during the quarter.

The financial expenses corresponding to the gross debt position were US$19 million, the same amount presented in 2Q04 because the 8% lower gross debt position and repayment of high cost loans was offset by higher interest rate (LIBOR) in the international markets. Financial income was US$11 million during 3Q04 against US$8 million in the previous quarter, mainly due to higher returns obtained in our cash investments.

The decrease in the gross debt, from US$1,081 million on June 30, 2004 to US$1,001 million on September 30, 2004, was a result of repayment of higher cost debt, partially offset by the effect of FX rate variation on the existing debt denominated in local currency, and by a new pre-payment transaction with a long tenor and a more attractive cost.

Foreign exchange gain (loss)

In order to protect against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 3Q04, the net foreign exchange result, including fair value, was a gain of US$5 million against a gain of US$2 million in 2Q04 and a foreign exchange loss of US$4 million in 3Q03. It is important to mention that the fair value adjustment is in accordance with FASB 133 and does not impact the cash flow as it is just an accounting effect.

AMORTIZATION

2004

2005

2006

2007

2008

2009

US$ million

114

343

190

32

95

225

INDEBTEDNESS US$ million	COST % p.a.	Jun 30, 2004	Sep 30, 2004%
- SHORT TERM		393	400	40%
In Reais	TJLP + 3%	25	27	3%
In dollars	US$ + 4.5%	368	373	37%
- LONG TERM		688	599	60%
In Reais	TJLP + 3%	97	100	10%
In dollars	US$ + 4.5%	591	499	50%
GROSS DEBT		1,081	999	100%
(–) CASH		(624)	(557)
NET DEBT		457	442
Equity income from subsidiaries

Total equity income consolidated into VCP's balance sheet for the quarter (having no cash impact) was US$ 5 million positive. This came basically from the earnings of Aracruz Celulose S. A., 37% lower than in 3Q03.

Income tax

The effective rate for 3Q04 was 11%, higher than the 6% of 2Q04 and the 9% of 3Q03. The increase in relation to the 2nd quarter was mainly due to the effect of FX variation on the foreign currency liabilities.

Net income

VCP's net income in 3Q04 was US$ 70 million, 13% more than its 3Q03 net income of US$ 62 million. The higher result is mainly due to higher volumes and higher average selling prices, besides the better mix of products with higher margins.

Capital expenditures

Capex in 3Q04 totaled US$ 49 million, the most important item being US$ 19 million on forest assets (acquisition of land, planting and maintenance of forests).

CAPITAL EXPENDITURE (US$ MILLION)	ACTUAL, UP TO 30/09/04	PLANNED FOR 2004
Expansion projects	15	40
Modernization	10	29
Forests	85	110
Maintenance, IP, others	39	50
TOTAL	149	229

Outlook

The company's fundamentals continue to grow in strength. VCP has acquired scale and productivity through modern industrial units, increase of wood production and a change in the product mix – factors which have given it a balance between various segments of the domestic and international markets, as well as strong cash flow and a solid financial situation. This cash flow will be used to provide both sustainable growth and transparent distribution of dividends, in accordance with the company's adopted policy.

Global macroeconomic scenario suggests that market pulp demand will continue to grow, driving the operation of our mills at full capacity. Brazilian eucalyptus pulp is a growing proportion of the world market, due to its cost competitiveness, and the sector is undergoing consolidation. The outlook for greater growth in the large global economies (the US and Europe), and the increase of consumption of pulp in Asia, with new projects for paper production, provides a long-term positive trend, possibly absorbing future capacity expansions, even with market pulp producers announcing new projects.

The Brazilian economy now has more stabilized macroeconomic conditions and solid fundamentals, and this permit us to be more bullish about the growth for local paper demand, which has been hold for years. We will work at full industrial capacity, exploring niches with higher profitability without affecting the alliance we have been building with our customers.

For healthy companies, this means potential opportunities to expand, including eventual consolidation movements that would drive merge and acquisitions in our industry. VCP is aiming to reduce costs, to increase productivity, to develop risk management, to stimulate innovation, to strength the relationship with its customers, to invest in its professionals and in R&D. In other words, to prepare it self for these opportunities with the objective of adding value for stockholders, either through expansion of the business, excellence of performance and profitability, and/or improvement of technology and products, always disciplined by a minimum return of 3% to 4% per annum in excess of the weighted average cost of capital (WACC).

The board has approved substantial investments in forestry, including the acquisition of land and eucalyptus-planted forests in São Paulo state, close to our paper mills, and creation of an new VCP forest reserve, in the South of the state of Rio Grande do Sul (which could come to include land in the North of Uruguay) – of which purchase of 62,000 hectares of land has been completed. Further to this, new investments are scheduled, to optimize the new Jacareí pulp plant, which should increase its annual capacity by 150,000 tons by the year 2006.

For us, 2004 is a year of consolidation and maturing of our recent investments, which total about US$ 1.2 billion in the last three years.

Our recent expansion in pulp capacity has resulted in our export revenue, this year, being equal to our total net revenue from the domestic market. Our exports have increased from 33% of our revenue in 2002 to 46% in 2003 – and to 49% in the first nine months of this year, consolidating a new phase of our international growth and cash flow in hard currency.

In logistics, VCP is continually working to improve management of its working capital, in all stages of the production chain, from forest logistics, supplies and planning, to logistics for operations, exports and the paper distribution market (through KSR), seeking always to improve the efficiency of our management model. We have a number of projects in this direction: Railroad logistics models which include the transport of wood, contracting of logistics operators, expansion of VCP's exclusive terminal in the port of Santos, a private railroad network between the Jacare í plant and the port of Santos for transport of pulp, and development of long-term partnership contracts with international sea freight companies. More recently, we are using this terminal also to export paper, operating a pioneering new "loose cargo" loading method in which paper is loaded together with pulp – not "in-container" – reducing paper export logistics costs. We will also be working to promote brand and client loyalty, with extra efforts in our KSR business unit, the largest distributor in the market in this country. These efforts will include continuous investment in e-business, to add electronic tools to our means of strengthening our relationship of loyalty with our clients.

The capital markets

Share buyback program

Under its one-year share repurchase program announced on 13 May 2004, VCP has acquired 52,760,000 shares, at an average acquisition price of R$177.53, for a total of R$9 million, or approximately US$3 million. VCP now holds 32.699.996 shares in its treasury.

Interim dividend distribution

VCP will submit to the examination of the Extraordinary Shareholders' Meeting the distribution of interim dividends in the amount of R$80 million (R$ 2.19973 per 1000 PN shares and R$ 1.99975 per 1000 ON shares), based on the Company's balance sheet as of June 30, 2004, without involving any change in the company's current dividend policy. The Extraordinary Shareholders' Meeting will be held on October 18, 2004.

Share reverse split / ADR split

VCP will submit to the examination of the Extraordinary General Shareholder's Meeting the share reverse split and ADR split. The EGM will be held on October 18, 2004.

The execution of a reverse split of VCP's shares aims primarily to adjust the price per share to a more adequate level according to the market viewpoint and to make trading easier and the capital market even more attractive to the investor.

The share reverse split will eliminate the trading per lot of 1000 shares at Bovespa and will adjust the ADR ratio to 1:1, i.e., 1 ADR will be equivalent to 1 preferred share.

The reverse split proposed would comprise the 38,322,699,553 shares of the Company representing the entire subscribed capital, to be carried out in the ratio of 200 shares for each 1 share of the respective type, resulting in 191,613,498 shares, of which 105,702,452 common shares and 85,911,046 preferred shares.

Simultaneously with the operation on the Brazilian market, the ADR's (American Depositary Receipts) shall be split at the ratio of 1 current ADR to 2.5 ADR's; and the ratio of the ADR shall change to 1 ADR equivalent to 1 preferred share.

This proposal having been approved in the Shareholder's meeting, the Company will publish a communication to the market informing the terms and conditions of the reverse split.

# of Shares	Current	After reverse split
ON	21,140,490,400	105,702,452
PN	17,182,209,153	85,911,046
Total	38,322,699,553	191,613,498

# of ADRs (equivalent)	Current (ratio 1 ADR : 500 PN)	After split (ratio 1 ADR : 1 PN)
ON (theoretic)	42,280,981	105,702,452
PN	34,364,418	85,911,046
Total	76,645,399	191,613,498

The charts below show the equivalent market prices of the local share and ADR before and after the reverse split

Share / ADR performance

In 3Q04 the Bovespa stock index rose by 10%, in comparison with 1% increase in the price of VCP's preferred shares in the quarter. There were 21,430 trades in the quarter, with total volume of approximately 2.4 billion VCP preferred shares, 58% more than in 3Q03.

The average of daily trading in VCP shares on the São Paulo stock exchange (Bovespa) in 3Q04 was R$ 7.7 million, 46% more than in 3Q03. VCP shares – which were traded on every trading day in the quarter on the Bovespa – were 31% of all the trading volume in the pulp and paper sectors in local currency terms.

VCP's 3Q04 net income per thousand shares was R$ 5.35

In 3Q04 the price of VCP's level III ADRs on the New York Stock Exchange rose by 9%, while the Dow Jones declined 3.4%. Average daily trading of VCP ADRs on the NYSE was US$4.3 million, 154% more than in third quarter 2003.

Statements in this release relating to the outlook for the company's business, projections of operational and financial results, and the company's growth potential, are forecasts and are based on management's expectations for the company's future. These expectations are highly dependent on changes in the market, in Brazil's general economic performance, in the industry and in international markets, and are, thus, subject to change.

# # #

Votorantim Celulose e Papel S.A. - VCP is one of Brazil's largest producers of paper and pulp in terms of sales revenue and total assets, and one of the leading Brazilian producers of printing and writing papers and specialty papers. VCP is an integrated company and uses appropriate technology for each process, which ensures greater efficiency in the production cycle. VCP sells its products in Brazil, and exports to more than 35 countries, on five continents.

VCP will hold a conference call on Monday 18 October 2004 at 10:30 a.m. (São Paulo time)/9:30 a.m. EST. Telephone: USA: (1-800) 860-2442. Other countries: (1-412) 858-4600. Please connect approximately 10 minutes before the call begins.

Participants' password: 343

Attachment I

Attachment II

Income Statement - Quarterly

USGAAP

US$ million

	3Q04		2Q04		3Q03		Change %	
	US$	%	US$	%	US$	%	3Q04 / 2Q04	3Q04 / 3Q03
Net operating revenue	**237**	**100%**	**248**	**100%**	**206**	**100%**	**-4%**	**15%**
Domestic sales	140	59%	122	49%	111	54%	15%	26%
Export sales	97	41%	126	51%	95	46%	-23%	2%
Operating cost and expenses	**(161)**	**-68%**	**(161)**	**-65%**	**(140)**	**-68%**	0%	**15%**
Cost of sales	(122)	-51%	(123)	-49%	(109)	-53%	-1%	11%
Selling and marketing	(26)	-11%	(28)	-11%	(21)	-10%	-7%	23%
General and administrative	(10)	-4%	(9)	-4%	(9)	-4%	13%	18%
Other operating expenses, net	(3)	-1%	(1)	0%	(1)	0%	150%	275%
Operating income	**76**	**32%**	**87**	**35%**	**66**	**32%**	-13%	**14%**
Non-operating income (expense)	**(3)**	**-1%**	**(9)**	**-4%**	**(6)**	**-3%**	-66%	**-46%**
Financial income	11	5%	8	3%	17	8%	38%	-37%
Financial expense	(19)	-8%	(19)	-8%	(19)	-9%	1%	-3%
Fair Value - Fasb 133	6	2%	4	2%	(3)	-1%	41%	-327%
Foreign exchange losses, net	(1)	0%	(2)	-1%	(1)	0%	-56%	22%
Income before taxes on income and equity in affiliates	**73**	**31%**	**78**	**32%**	**60**	**29%**	-7%	**22%**
Income tax expense	(8)	-3%	(4)	-2%	(6)	-3%	82%	43%
Income before equity affiliates	**65**	**27%**	**74**	**30%**	**54**	**26%**	-12%	**20%**
Equity in gain of affiliates	5	2%	11	5%	8	4%	-56%	-37%
Net income (loss)	**70**	**30%**	**85**	**34%**	**62**	**30%**	-18%	**13%**
EBITDA	**98**	**41%**	**107**	**43%**	**84**	**41%**	-8%	**17%**

Attachment III

Attachment IV

Attachment V

Net Income conciliation
BRGAAP x USGAAP

US$ Million

	3rd Qtr_04		2nd Qtr_04	
	R$	US$	R$	US$
Net Income as per Brazilian GAAP (@ current rate)	**205**	**69**	**199**	**66**
Difference in property, plant and equipament		**1**		**2**
Depreciation, depletion and amortization		1		2
Write-off		-1		0
Amortization of capitalized interest		-1		-1
Start-up costs		-1		-2
Capitalized Interest		1		1
Amortization of Aracruz goodwill		6		6
Amortization of Celpav goodwill		3		3
Equity Income (loss) investees		-24		15
Fair Value - FASB 133 - Derivative (after Income Tax)		6		4
Income tax		-2		0
Other adjustments (including translation effects and PVAdj.)		12		-9
Net Income as per USGAAP		**70**		**85**